

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 5, 2009

James A. Joyce, Chief Executive Officer
Aethlon Medical Inc.
3030 Bunker Hill Street, Suite 4000
San Diego, California 92109

> **Re: Aethlon Medical Inc.**
> **Form 10-KSB for the fiscal year ended March 31, 2008**
> **File No. 0-21846**

Dear Mr. Joyce:

　　We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief